UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

RMT Trust, c/o Dover Motorsports, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810

(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RMT Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 260174 10 7
Item 1.	Security and Issuer

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of its Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

The principal executive office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware 19901.

Item 2.	Identity and Background

(a)        RMT Trust (the “Trust”).

(b)        The Trust’s business address is 3420 Executive Center Drive, N.W., Suite 163, Austin, TX  78731.

(c)        The Trust was formed under the Last Will and Testament of John W. Rollins, Sr. and is a residual marital trust governed by the laws of the State of Delaware.

(d)        During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The Trust is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction

The Trust was formed under the Last Will and Testament of John W. Rollins, Sr.  Previously, the Estate of John W. Rollins, Sr. (the “Estate”) held equity securities in the Company.  The Estate has transferred all such securities to the Trust.  Henry B. Tippie (“Mr. Tippie”) is the executor of the Estate and one of three trustees of the Trust.  The Estate and Mr. Tippie previously filed a joint Schedule 13D and various amendments thereto.  The Estate intends to discontinue its filings since it has no further reporting obligations under Rule 13d.  Mr. Tippie intends to satisfy his reporting obligations with a separate Schedule 13D which will disclose securities held by the Trust and other securities that he is deemed to have beneficial ownership of under Rule 13d.

Mr. Tippie has sole voting and sole dispositive power over any equity securities of the Company held by the Trust (the “Trust Stock”) pursuant to a Stockholders Agreement and Irrevocable Proxy entered into January 31, 2008 (the “Agreement”) among the three trustees of the Trust.  A copy of the Agreement is attached as Exhibit A to this Schedule 13D.  The Trust is not a party to the Agreement.  The Agreement has an initial one (1) year term and renews annually for successive one (1) year terms unless terminated earlier as provided therein.  The Agreement automatically terminates in the event that Mr. Tippie ceases to be Chairman of the Board of Directors of the Company or ceases to control more than 50% of the voting power in the Company.  Under the Agreement, Mr. Tippie agrees to vote Trust Stock in the same manner in which he votes shares of stock that he owns in his individual capacity and also affords certain take along rights to the Trust whereby Mr. Tippie will not sell shares of stock that he owns in his individual capacity unless, subject to certain enumerated exceptions, the Trust is afforded a reasonable opportunity to sell Trust Stock on comparable terms.

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Item 5.	Interest in Securities of the Issuer

(a)        8,000,000 Shares of Class A Common Stock

This represents 32.2% of the Company’s outstanding Common Stock (calculated for these purposes under Rule 13d by assuming the conversion of all Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).

(b)        Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)        None.

(d)        The Trust is to pay to Michele M. Rollins all of its net income.  Accordingly Mrs. Rollins has the right to dividends from the securities held by the Trust.  Mrs. Rollins also has the right to convert any non-income producing property held by the Trust to income producing property.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None, except as disclosed in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

The following is attached to this filing:

Exhibit A:                    Stockholders Voting Agreement and Irrevocable Proxy entered into January 31, 2008 between Henry B.   Tippie, R. Randall Rollins and Michele M. Rollins.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RMT Trust

February 1, 2008
Date
/s/ Henry B. Tippie
Signature

Henry B. Tippie, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT A TO SCHEDULE 13D

STOCKHOLDERS VOTING AGREEMENT
AND IRREVOCABLE PROXY

This Stockholders Agreement and Irrevocable Proxy (the “Agreement”) by and between R. Randall Rollins (“RRRollins”) and Michele M. Rollins (“MMRollins”) (RRRollins and MMRollins being collectively referred to herein as “Rollins”) and Henry B. Tippie (“Tippie”) (Rollins and Tippie being collectively referred to as the “Stockholders”).

WHEREAS, the Stockholders own shares of Common Stock, $.10 par value and/or Class A Common Stock, $.10 par value (such Common Stock, Class A Common Stock and shares of Common Stock which may be acquired upon the conversion of Class A Common Stock being collectively referred to herein as the “Stock”), of Dover Motorsports, Inc. (the “Company”); and

WHEREAS, the Stockholders are trustees of the RMT Trust, a residual marital trust created under the last will and testament of John W. Rollins (the “Trust”); and

WHEREAS, shares of the Stock have been deposited into the Trust or will be deposited into the Trust at some future point (the “Trust Stock”); and

WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable among them pursuant to which they agree to grant voting and investment power over the Trust Stock to Tippie; and

WHEREAS, the Stockholders believe that entering into this Agreement is both in the best interests of the Company and in the best interests of the Trust; and

WHEREAS, Rollins desire to ensure that Tippie remains Chairman of the Company; and

WHEREAS, Tippie presently has control of in excess of 50% of the voting power in the Company and the Stockholders desire to see that control continue; and

WHEREAS, the Stockholders believe that the concentration of control in the Company that flows from this Agreement promotes stability in the Company; and

WHEREAS, while the Stockholders are not aware of any present efforts to acquire the Company either through negotiated or hostile means, they believe that the concentration of control in the Company that flows from this Agreement would not inhibit legitimate takeover attempts of the Company and could, in fact, lead to more favorable terms under certain circumstances involving the negotiated acquisition of the Company;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

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1.             Consultations. The Stockholders may chose to consult with each other relative to matters involving the voting or disposition of the Stock. In no event shall any matter discussed during such consultations rise to the level of an enforceable agreement (unless separately reduced to writing) or give a Stockholder the right to make a claim for damages or specific performance based on reliance. The Stockholders agree to maintain the confidentiality of their discussions, except to the extent that disclosure is required by law or legal process.

2.             Agreement to Vote. Tippie agrees to vote the Trust Stock in the same manner in which he votes shares of Stock owned by him in his individual capacity.

3.             Take Along Rights. Tippie agrees not to sell Stock which he owns in his individual capacity unless the Trust is afforded a reasonable opportunity to sell Trust Stock on comparable terms. The foregoing prohibition shall not apply to (i) any sale of Stock made by Tippie in a normal brokerage transaction effected on a national securities exchange, (ii) any sale of Stock made by Tippie in an amount not in excess of 15% of his holdings measured at the beginning of any calendar year, or (iii) any gift of Stock by Tippie.

4.             Voting and Investment Control. Rollins hereby grant to Tippie full voting and investment power over the Trust Stock, subject only to such limitations as are set forth herein and in the documents which govern the Trust, as such documents may be amended from time to time, it being the intent of the parties that Tippie, acting alone, shall have the same authority relative to matters involving the voting or disposition of Trust Stock as the Stockholders would have had acting together in the absence of this Agreement. Tippie agrees to provide no less than thirty (30) days written notice to Rollins prior to any sale or other disposition of five percent (5%) or more of the Trust Stock, provided that Rollins may waive this requirement.

5.             Term. The term of this Agreement shall be for an initial one (1) year period beginning on the date hereof and shall renew annually for successive one (1) year terms unless terminated earlier as provided herein. Either RRRollins or MMRollins may terminate this Agreement, effective on any annual anniversary date hereof, on written notice provided to Tippie no less than ninety (90) days prior to such annual anniversary date. RRRollins and MMRollins, acting jointly, may also terminate this Agreement on written notice provided to Tippie no less than twenty-five (25) days prior to the date of termination. This Agreement shall automatically terminate in the event that Tippie ceases to be Chairman of the Board of Directors of the Company or ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and Class A Common Stock on a combined basis and including the Trust Stock), in the event of the death or incapacity of Tippie or on the tenth anniversary hereof. Tippie shall be free to terminate this Agreement by providing no less than twenty-five (25) days prior written notice of such intention to Rollins, in which event this Agreement shall automatically terminate on the date set forth in such notice.

6.             Irrevocable Proxy. In order to insure the voting of the Trust Stock in accordance with this Agreement, Rollins agrees to execute an irrevocable proxy simultaneously with the execution hereof, in the form of Exhibit A attached hereto, granting to Tippie the right to vote or dispose of the Trust Stock in accordance with this Agreement. In addition, all Trust Stock will be issued as follows:  “RMT Trust, Henry B. Tippie, Trustee.”

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7.             Changes in Common Stock. In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the Company’s stockholders pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Trust Stock by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Trust Stock for purposes of this Agreement.

8.             Representations of Rollins. Rollins hereby represents and warrants to Tippie that Rollins has full power and authority to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other agreement relative to voting or investment control over the Trust Stock or any similar arrangement other than one which has expired or terminated prior to the date thereof.

9.             Enforceability; Validity. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the other parties hereto.

10.           Further Assurances.The parties agree to cooperate in executing such additional documents, instruments or filings and taking such other further actions as may be necessary or desirable to effect the intent of this Agreement. Upon termination of this Agreement, the Trust Stock will be reissued as required by the Trust and the transfer agent of the Company may rely on instructions relative to such reissuance from an executive officer of the Company or a majority of the trustees under the Trust.

11.           General Provisions.

(a)           This Agreement sets forth the entire agreement of the parties relative to the subject matter hereof and may only be modified in writing.

(b)           This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c)           This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d)           If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(e)           No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies with respect to any subsequent breach.

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IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of this 31st day of January, 2008.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ Michele Rollins
Michele Rollins

/s/ R. Randall Rollins
R. Randall Rollins

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EXHIBIT A TO

STOCKHOLDERS VOTING AGREEMENT

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Henry B. Tippie (“Tippie”) an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, sell or otherwise dispose of, or to execute and deliver written consents or otherwise act with respect to any and all shares of common stock or class A common stock of Dover Motorsports, Inc. (the “Corporation”) or shares of common stock of the Corporation which may be acquired upon conversion of class A common stock, in each case whether certificated or not, that have been deposited into the RMT Trust, a residual marital trust created under the last will and testament of John W. Rollins (the “Trust”) or will be deposited into the Trust at some future point (the “Trust Stock”) to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation as provided in that certain Stockholders Agreement, dated of even date herewith, among the undersigned and Tippie. The undersigned hereby affirm that this proxy is given as a condition of said agreement and as such is coupled with an interest and is irrevocable. This proxy shall be binding upon the successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, of the undersigned. It is further understood by the undersigned that this proxy may be exercised by Tippie until it is terminated in accordance with the provisions of said agreement.

Dated this 31st day of  January 2008.

/s/ R. Randall Rollins
R. Randall Rollins

/s/ Michele M. Rollins
Michele M. Rollins